Exhibit 4.38

 Addendum to the Lease Agreement Intervest Offices & Warehouses NV – Galapagos NV

ADDENDUM 22 TO THE LEASE AGREEMENT dated 06/30/1999 and 02/21/2001 AND ADDENDA

Extension of Offices and Parking Spaces Mechelen Campus Building F

BETWEEN

Intervest Offices & Warehouses NV, public regulated real estate company under Belgian law, with registered office at Uitbreidingstraat 66, 2600 Berchem, with company number 0458.623.918 (Register of Legal Entities Antwerp, Antwerp Department), herewith validly represented by two members of the executive committee, being “Gunther Gielen, CEO and member of the executive committee and/or Inge Tas, CFO and member of the executive committee, and/or Marco Hengst, CIO of the executive committee”.

Hereinafter referred to as the "Lessor”,

AND

Galapagos NV, with registered office in 2800 Mechelen, Generaal de Wittelaan L11 A3, registered in the Register of Legal Entities (Antwerp, Mechelen department) under number 0466.460.429, represented here by Mr. Xavier Maes, General Counsel.

Hereinafter referred to as the “Lessee”,

The Lessor and the Lessee will hereinafter jointly also be referred to as "Parties", or each separately as "Party".

Will first be outlined as follows:

A.     By private lease of 06/30/1999, followed by the notarial lease of 02/21/2021 (hereinafter referred to as the “Base Lease Agreement”), and Addenda 1 and 2, the Lessee took a lease from the then owner, Innotech NV in Mechelen, for 1,542m² office space, plus 40 parking spaces, located in the Intercity Business Park in Mechelen-Noord, Generaal de Wittelaan L11 A3, lot 1, on the first floor, for a fixed term of 15 years, starting on 06/01/2000, ending on 05/31/2015.

B.     Innotech NV merged with Perifund CVA on 06/29/2001, at which time the name was also changed to Intervest Offices NV.

C.    By Agreement “Addendum 3” of 02/13/2004, the Lessee additionally leased 322 m² of office space in the same building plus 7 parking spaces, commencing on 12/01/2003, to end on 05/31/2015.

D.    By Addendum 4 of 08/01/2005, the Lessor temporarily made available to the Lessee ± 20 m² of floor space located in a larger warehouse on Generaal De Wittelaan 9 in Mechelen.

E.     By Addendum 5 of 03/23/2006, the provision under Addendum 4 was prematurely terminated and the Lessee additionally leased a warehouse of ± 100 m² in the same building on Generaal De Wittelaan L11 A3 in Mechelen, commencing on 03/01/2006, to end on 05/31/2015.

F.     By Addendum 6 of 02/06/2007, the Lessee additionally leased warehouse space of ± 213 m² in the same building, commencing on 02/01/2007, to end on 05/31/2015.

G.    By Addendum 7 of 01/31/2008, the Lessee additionally leased office space and sanitary facilities of ± 513 m², reception space of ± 116 m² and storage space of ± 27 m² in the same building, along with 24 parking spaces, commencing on 01/01/2008, to end on 05/31/2015.

H.    By Addendum 8 of 07/14/2009, the Lessee additionally leased office space with a private kitchen of ± 716 m² in the same building, commencing on 07/01/2009, to end on 05/31/2015.

1

I.      By Addendum 9 of 09/30/2011, the aforementioned Lease Agreements of 06/30/99 and 02/21/2001 and all the Addenda were extended by 9 years, starting from 06/01/2015 to 05/31/2024, with an additional 458 m² of office space leased on the ground floor, and the premature termination of the lease for 716 m² of office space plus kitchen.

J.     By Addendum 10 of 09/30/2011, the Lessee leased the following additional spaces in the adjacent building located in Mechelen, Generaal De Wittelaan 21: 753 m² lab space on the 2nd floor, plus ± 83 m² of the common entrance and corridors on the ground floor, plus 2 technical storage rooms of ± 60 m², and +/- 760 m² lab space on the 1st floor, and 10 parking spaces.

K.     By Addendum 11 of 05/15/2012, the lease of 30 m² storage space was terminated.

L.     By Addendum 12 of 08/08/2013, the Lessee additionally leased in the building located in Mechelen, Generaal De Wittelaan 11A: 398 m² office space, 156 m² storage space and 20 outdoor parking spaces, with effect from 09/01/2013.

M.    By Addendum 13 of 04/28/2016, the Lessee additionally leased in the building located in Mechelen, Schaliënhoevedreef 20T: 866 m² office space on the 10th floor, and 433 m² on the 9th floor, as well as 30 indoor and 10 outdoor parking spaces, with effect from 06/01/2016.

N.    By Addendum 14 of 12/12/2016, the Lessee additional leased the following in the building located in Mechelen, Schaliënhoevedreef 20T: 433 m² on the 9th floor, as well as 16 indoor and 5 outdoor parking spaces, with effect from 01/01/2017.

O.    By Addendum 15 of 07/03/2017, the Lessee additionally leased the following in the building located in Mechelen, Schaliënhoevedreef 20T: 866 m² on the 8th floor, as well as 30 indoor and 10 outdoor parking spaces with phased entrance as of 07/01/2017.

P.     By Addendum 16 of 06/06/2018, the Lessee additionally leased the following in the building located in Mechelen, Schaliënhoevedreef 20T: 866 m² on the 7th floor, as well as 12 indoor parking spaces, with effect from 07/01/2018.

Q.    By Addendum 17 of 06/20/2018 the Lessee has additionally leased the following:

a. in the building located in Mechelen, Schaliënhoevedreef 20T: 866 m² offices (GLA) on the 6th floor consisting of a first part of approximately 433 m² on the east side of the building and a second part of approximately 433 m² on the west side of the building.

b.   in the building Intercity Business Park lot 1, located at 2800 Mechelen, Generaal de Wittelaan 11A: 845 m² offices (GLA) on the 1st floor; 21 outdoor parking spaces nos. 416-426 and nos. 448-457.

Furthermore, the Parties agreed in Addendum 17 to bring the end date of the leased property in the building located in Mechelen, Schaliënhoevedreef 20T forward to 12/31/2021 and to abolish the termination option for these leased properties by 05/31/2020, as well as the related penalty clauses.

R.     By Addendum 18 of 06/01/2019 the Lessee has additionally leased the following:

a.     at the office site “Intercity Business Park” located at Generaal De Wittelaan 11A in 2800 Mechelen, unit 1/L on the first floor; 23 outdoor parking spaces

b.     in the building Mechelen Campus Toren, located at Schaliënhoevedreef 20T in 2800 Mechelen, 10 underground and 30 above-ground parking spaces.

S.     By Addendum 19 of 10/17/2019, the Lessee has additionally leased the following:

a.   in the building located in Mechelen, Schaliënhoevedreef 20F: 609m²  office space GLA, being unit 0/A on the ground floor, 640m²  office space GLA, being unit 1/A on the first floor, 640m²  office space GLA, being unit 2/A on the second floor, 3 indoor parking spaces with nos. 506, 507 and 508 and 16 outdoor parking spaces with nos. 372 through 376 + 794 through 802 + 806 + 807

b.   in the building located in Mechelen, Schaliënhoevedreef 20E: 9 indoor parking spaces with nos. 348 through 350 + 354 + 355 + 361 + 362 + 365 + 366 and 9 outdoor parking spaces with nos. 345 through 353

c.    In the building located in Mechelen, Schaliënhoevedreef 20D: 9 indoor parking spaces with nos. 246 through 249 + 299 through 303

T.     By Addendum 20 of 12/18/2019, Parties agree to exchange the outdoor parking spaces with nos. 806 and 807 (Building F) for the outdoor parking spaces with nos. 354 and 355 (Building E)

U.    By Addendum 21 of 03/09/2020, parties agree to temporarily lease 83 extra parking spaces at the Intercity Business Park.

2

V.     By means of this Addendum to the Base Lease Agreement (hereinafter referred to as "Addendum n° 22") the Parties agree to make a number of amendments to the Base Lease Agreement, and this to the terms and conditions as included in this Addendum n° 22.

IT IS NOW EXPRESSLY AGREED AS FOLLOWS:

Article 1: Restriction of the Scope of This Addendum n° 22

This Addendum n° 22 is an addendum to the Base Lease Agreement as amended by all previous addenda. The provisions of the Base Lease Agreement (as amended by all previous addenda) from which this Addendum n° 22 does not explicitly deviate remain fully applicable.

The defined terms and definitions of the Base Lease Agreement used in this Addendum n° 22 shall therefore have the same meaning as in the Base Lease Agreement, unless this Addendum n° 22 expressly provides otherwise.

Article 2 – The Leased Property

Parties agree to expand the leased spaces under the Base Lease Agreement (as amended by Addenda 1 to 21) with effect from 08/17/2020 with:

at the office site Mechelen Campus, located at Schaliënhoevedreef 20F in 2800 Mechelen:

(i)      640m² gross leasable area ("GLA") office space, Unit "3/A" on the third floor, incl. a share of common areas, as indicated on the plan in Annex 1

(ii)     9 outdoor parking spaces, nos. 806, 807, 365 through 371, as indicated on the plan in Annex 2

(iii)    9 indoor parking spaces, nos. 406 through 413, as indicated on the plan in Annex 3.

Hereinafter referred to as "Leased Property”.

Article 3 – Duration

This Addendum n° 22 will enter into force on 08/17/2020 and end on 12/31/2021. The Lessee in line with Art. 3.3 of Addendum 17, will be able to cancel the Leased Property on 06/30/2021, subject to a cancelation by registered letter with a notice period of at least 6 months. As of 06/30/2021, the Leased Property may be canceled monthly, subject to at least one month's advance notice by registered letter.

The continued use of the Leased Property after the expiry of the contractual period described above shall under no circumstances be regarded as a sign of acceptance of tacit renewal on the part of the Lessor.

Article 4 – Additional Rent

The additional annual rent for the "Leased Property" is fixed at:

1)     €125/m²/year for the offices (both private and common areas) or €80,000/year;

2)     €450/year/per outdoor parking space, or €4,050/year for 9 outdoor parking spaces

3)     €900/year/indoor parking space, or €8,100/year for 9 underground indoor parking spaces

Or €92,150/year or €23,037.50/quarter.

This additional rent, together with the rent payable under the Base Lease Agreement (as amended by Addendum 1 to 21), will be paid on a quarterly basis.

Article 5 – Indexation of the Rent

The annual indexation of the additional rent, mentioned in Article 4 of this Addendum 22 and linked to the 2013 health index, will take place on January 1st of each year (and for the first time on August 17, 2021), based on the 2019 health index.

Article 6 – Fees

Parties agree to increase the provision of the fees from 08/17/2020 with €17,920/year or €4,480/quarter.

Article 7 – Deposit

The Lessee shall, within one month after the signing of this Addendum 22, increase the amount of the existing bank guarantee by an amount equal to 6 months lease or €46,075.

3

Article 8 - Condition of the Leased Property at the Time of Transfer

The Leased Property will be leased from 08/17/2020 in “as is” condition and known to the Lessee, who declares to have inspected the Leased Property and examined all its details.

A location description of the Leased Property, which will bind the Parties definitively, will be prepared no later than on the effective date of this agreement.

Parties agree that the Lessee is permitted to remove the current existing partition walls without the Lessee being obligated to restore these at the time of the return of the Leased Property.

This building survey will be drawn up at the first request of one of the Parties by Mr. Collin, surveyor and sworn assessor of real estate, who is hereby appointed by mutual agreement by the Parties. The fee of the expert will be born equally by each of the Parties, each for half. This building survey forms an integral part of the Base Lease Agreement as amended by this Addendum 19.

Article 9 – Special Provisions

1/The Leased Property will be leased in “as is” condition, without the Lessor having to make any adjustments. However, the Lessor shall ensure that only the following work shall be carried out at its expense on the shortest reasonable timescale:

-       Fitting new carpet (T4 anti-static tile carpet)

-       Painting of all fixed walls

-       Replacement of damaged or black ceiling tiles

-       Replacement of structure of ceiling of the current kitchen area

-       General clean up

-       Adjustment of systems (HVAC), if these would not function correctly and in conformity in an open landscape

-       Ensure sprinkler system works properly

2/If the Lessee does not wish to keep the archiving space located at the parking spaces 411 through 414, this will be demolished at the expense of the Lessor.

Article 10 – Registration

The Lessor will have this Addendum registered, where the registration fees are at the Lessee's expense.

The registration duties amount to 0.20% and are calculated on the combined amount of the lease price and the joint charges for the entire duration of this Agreement. For tax purposes, these joint charges will be imposed based on this Addendum and are estimated at 10% of the additional lease.

Article 11 – Data Protection

If and to the extent that Intervest processes personal data of the Lessee (including Lessee's appointees), Intervest will do so in accordance with the applicable data protection legislation and Intervest's privacy statement.  Intervest's privacy statement is annexed to this agreement. The most recent version of Intervest's privacy statement is always available at https://www.intervest.be/nl/privacyverklaring-huurders. The Lessee undertakes to check regularly on this web page whether Intervest's privacy statement has been changed. The Lessee undertakes to communicate Intervest's privacy statement to its appointees

****************************

Thus, drawn up in triplicate on July 27, 2020, whereby each party acknowledges having received its copy, with one copy intended for the registration.

/s/	/s/
Intervest Offices & Warehouses NV	Galapagos NV
The Lessor	The Lessee

4

Appendixes:

1)     Office plan of the Leased Property 3/A on the third floor

2)     Plan of outdoor parking spaces

3)     Plan of indoor parking spaces

Annex 1: office plan 3rd floor building F

5

Annex 2: Plan of outdoor parking spaces

6

Annex 3: Plan of indoor parking spaces